Exhibit 99.4

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Registrar of Securities, Northwest Territories

Registrar of Securities, Government of the Yukon Territory

Registrar of Securities, Nunavut

Goldcorp Inc.

Re:	Report Entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” dated March 16, 2012

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, André Villeneuve, P.Eng., Associate Metallurgist, Roscoe Postle Associates Inc., consent to the public filing of the technical report titled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” and dated March 16, 2012 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from or a summary of the Technical Report in the written disclosure contained in the press release dated February 15, 2012 (the “Press Release”) of Goldcorp.

I certify that I have read the written disclosure contained in the Press Release being filed by Goldcorp and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of March, 2012.

(signed) “André Villeneuve”

André Villeneuve, P.Eng.,

Associate Metallurgist,

Roscoe Postle Associates Inc.